UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

NEW SENIOR INVESTMENT GROUP INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

648691103
(CUSIP Number)

September 21, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	648691103	Page 2 of 5

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
LEON G. COOPERMAN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON
IN

CUSIP No.	648691103	Page 3 of 5

Item 1(a).	Name of Issuer: NEW SENIOR INVESTMENT GROUP INC.

Item 1(b).	Address of Issuer's Principal Executive Offices: 55 West 46th Street, Suite 2204, New York, New York 10036

Item 2(a).
Name of Person Filing:

This statement is filed on behalf of Leon G. Cooperman (“Mr. Cooperman”). Mr. Cooperman is engaged in, among other activities, investing for his own account.

Mr. Cooperman is married to an individual named Toby Cooperman. Mr. Cooperman has an adult son named Michael S. Cooperman and a minor grandchild named Asher Silvin Cooperman. The Michael S. Cooperman WRA Trust (the “WRA Trust”) is an irrevocable trust for the benefit of Michael S. Cooperman. Mr. Cooperman has investment authority over the Shares (as defined below) held by Toby Cooperman, Michael S. Cooperman, the WRA Trust account, the Individual Retirement Accounts of Toby and Michael S. Cooperman and the UTMA account for Asher Silvin Cooperman.

Mr. Cooperman has investment discretion over the Shares held by Together Education, Inc. (formerly known as Uncommon Knowledge And Achievement, Inc.), a 501(c)(3) Delaware charitable foundation (“Together Education”).

Item 2(b).	Address of Principal Business Office or, if none, Residence: St. Andrews Country Club, 7118 Melrose Castle Lane, Boca Raton, FL 33496

Item 2(c).	Citizenship: United States citizen.

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.01 per share (the “Shares”)

Item 2(e).	CUSIP Number: 648691103

CUSIP No.	648691103	Page 4 of 5

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c); This Item 3 is inapplicable.

Item 4.	Ownership.

(a) (b)
Amount beneficially owned:
Percent of Class:

On September 21, 2021, Ventas, Inc. (“Ventas”), completed its acquisition of the Issuer, pursuant to an Agreement and Plan of Merger, dated as of June 28, 2021 (the “Merger Agreement”), by and among the Issuer, Cadence Merger Sub LLC (the “Merger Sub”) and Ventas (the “Merger”). Upon the terms and subject to the conditions set forth in the Merger Agreement, on September 21, 2021, each Share of Common Stock of the Issuer issued and outstanding immediately prior to the effective time of the Merger (other than Shares of Common Stock owned directly by Ventas, the Merger Sub or the Issuer) was converted into the right to receive 0.1561 of a newly issued share of common stock, par value $0.25, of Ventas, together with cash in lieu of fractional shares.

Accordingly, as of September 21, 2021, Mr. Cooperman ceased to be the beneficial owner of any Shares of Common Stock of the Issuer.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.
Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

CUSIP No.	648691103	Page 5 of 5

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person. This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group. This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group. This Item 9 is not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
DATED: October 25, 2021
LEON G. COOPERMAN

By:	/s/ Edward Levy
Edward Levy
Attorney-in-Fact
Duly authorized under POA effective as of August 10, 2016 and filed on August 12, 2016.
 * Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).